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jwolfel@foley.com

CLIENT/MATTER NUMBER

124045-0110

August 24, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Re:	Stryve Foods, Inc.
Registration Statement on Form S-1
Filed July 8, 2022
File No. 333-266067

Dear Sir or Madam:

On behalf of Stryve Foods, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission set forth in your letter to R. Alex Hawkins, the Company’s Chief Financial Officer, dated August 4, 2022. Your comments are reproduced below in bold, followed in each case by our response on behalf of the Company.

Form S-1 filed July 8, 2022

General

1.	Please expand your disclosure to discuss in greater detail the material terms of the transactions entered into with the selling stockholders through which they obtained the contractual rights for redemption.

Response:

The Company has expanded the discussion of the material terms of the transactions entered into with the selling stockholders through which they obtained the contractual rights as new paragraphs two and three on page 84 under the heading “Selling Stockholders”.

2.	Please provide your analysis showing how you determined that there was a completed private placement for the 11,502,355 shares of Class A Common Stock issuable in connection with the Exchange Agreement. In your analysis, please consider the Commission’s guidance set forth in Questions 134.01 and 139.06 of the Securities Act Sections Compliance and Disclosure Interpretations.

AUSTIN Boston CHICAGO dallas DENVER	DETROIT houston JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO salt lake city SAN DIEGO SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

August 24, 2022

Response:

The Company acknowledges that 7,488,343 shares of our Class A common stock issuable in exchange for a set of one Holdings Class B Unit and one share of Class V Common Stock are not yet outstanding. Such 7,488,343 shares of our Class A common stock currently remain issuable upon the exercise of an exchange right as a result of the Exchange Agreement described below. Please note that 4,014,012 shares of Class A Common Stock were issued in exchange for a set of one Holdings Class B Unit and one share of Class V Common Stock on July 20, 2022.

We note your reference to Questions 134.01 and 139.06 of the Staff’s Securities Act Sections Compliance and Disclosure Interpretations (“CDIs”). While these CDIs generally state that a registration statement for a secondary offering cannot be filed if the securities to be offered pursuant to the registration statement have not yet been sold to the selling security holders, it does acknowledge one exception to this general proposition (i.e., a PIPE transaction in which the selling security holders are irrevocably bound to purchase the securities). While this is one instance in which the Staff has permitted the registration of the resale of securities not yet outstanding, we believe that it is not the exclusive instance in which the registration of the resale of shares not yet outstanding is permitted by Securities and Exchange Commission rules. For example, we note that Question 139.10 of the CDIs states that, if the other conditions for the use of Form S-3 are satisfied, “the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.”

We believe the position expressed in Question 139.10 of the CDIs, and the Staff’s practice of allowing the registration of the resale of shares issuable upon the conversion of convertible securities, support our position that the Company should be permitted to register the resale of the shares issuable pursuant to the Exchange Agreement. Furthermore, we note that Rule 415(a)(1) permits the registration for an offering to be made on a continuous or delayed basis of “(iii) securities which are to be issued upon the exercise of outstanding options, warrants or rights” and “(iv) securities which are to be issued upon conversion of other outstanding securities”.

On July 20, 2021, the Company (f/k/a Andina Acquisition Corp. III) completed a business combination (the “Business Combination”) with Stryve Foods Holdings, LLC, a Texas limited liability company (the “Seller”) and other parties. As consideration for the Business Combination, the Seller received 11,502,355 newly issued non-voting Class B membership interests of Andina Holdings LLC, a Delaware limited liability company (“Holdings”) and a wholly-owned subsidiary of the Company (the “Seller Consideration Units”) and 11,502,355 newly issued voting (but non-economic) shares of Class V Common Stock of the Company. The Seller Consideration Units provide the holder with economic rights, but not voting rights, with respect to Holdings and the Class V Common Stock of the Company provide the holder with voting rights, but not economic rights, with respect to the Company. This structure was set up to facilitate the Company becoming an “Up-C” structure, in which substantially all of the assets of the combined company are held by Holdings, and the Company’s only assets are its equity interests in Holdings. The selling stockholders are the former members of Seller.

August 24, 2022

In connection with the closing of the Business Combination, the Company and the Seller entered into an Exchange Agreement, permitting the holders of Holdings Class B Units and Class V Common Stock (together with Seller, the “Holders”) to exchange their Holdings Class B Units and Class V Common Stock for shares of Class A Common Stock. The exchange ratio is one Holdings Class B Unit and one share of Class V Common Stock for one share of Class A Common Stock, subject to continual adjustments for stock splits, reverse splits, distributions, reclassifications, recapitalizations, etc., such that one Holdings Class B Unit and one share of Class V Common Stock is perfectly fungible with shares of the Company’s Class A Common Stock at all times.

Essentially, the consideration paid to the Seller in the Business Combination was structured such that a set of one Holdings Class B Unit and one share of Class V Common Stock would be the functional equivalent of one share of Class A Common Stock and allow the Seller to defer a portion of their income tax payable in connection with the Business Combination. The selling stockholders have been at market risk with respect to the shares of Class A Common Stock that is issuable upon exchange since the closing of the Business Combination over a year ago on July 20, 2021 (and subject to lock-ups during such time).

A number of companies have filed registration statements registering the resale of shares to be issued in exchange and/or redemption of operating partnership units in similar circumstance. For example, see AST SpaceMobile, Inc. Form S-3 (333-265512) (registering the issuance of shares of Class A Common Stock in exchange for units of ownership interest in AST & Science, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company, pursuant to their contractual rights) and Graham Packaging Company Inc. Form S-1 (333-170321) permitting resale of shares of common stock issuable in exchange for limited partnership units; General Growth Properties, Inc.).

We believe that any investment decision on the part of the selling stockholders to acquire shares of Class A Common Stock in the Company was effectively made at the time of the consummation of the Business Combination and execution of the Exchange Agreement (on July 20, 2021 – over one year ago). Each set of one Holdings Class B Unit and one share of Class V Common Stock is the economic and voting equivalent of one share of the Company’s Class A common stock. Based on the foregoing, we believe that it is appropriate for the Staff to permit the registration of the resale of the Company’s Class A common stock that is issuable in exchange for set of one Holdings Class B Unit and one share of Class V Common Stock.

*****

August 24, 2022

If you should have any additional questions, please contact me at 904.359.8778.

Sincerely,

/s/ John J. Wolfel